

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



04009425

February 11, 2004

J. Sue Morgan
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/11/2004

Re: The Boeing Company
Incoming letter dated December 23, 2003

Dear Ms. Morgan:

This is in response to your letter dated December 23, 2003 concerning a shareholder proposal submitted to Boeing by Ray T. Chevedden. We also have received a letter on the proponent's behalf dated January 10, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

12927



1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.583.8888
FAX: 206.583.8500
www.perkinscoie.com

J. SUE MORGAN
206-359-8447
SMorgan@perkinscoie.com

December 23, 2003

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Concerning Annual Election of Directors Submitted by Ray T. Chevedden, With John Chevedden as Proxy, for Inclusion in The Boeing Company 2004 Proxy Statement

Dear Sir or Madam:

We are counsel to The Boeing Company, a Delaware corporation ("Boeing" or the "Company"). On October 27, 2003, Boeing received a proposed shareholder resolution and supporting statement (together, the "Proposal") from Ray T. Chevedden, with John Chevedden as proxy (the "Proponent" or "Mr. Chevedden"), for inclusion in the 2004 proxy statement (the "2004 Proxy Statement") to be distributed to the Company's shareholders in connection with its 2004 Annual Meeting.

We hereby request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on certain provisions of Commission Rule ("Rule") 14a-8 under the Securities Exchange Act of 1934, as amended, Boeing excludes the portions of the Proposal identified below from its proxy materials.

Further, in accordance with Rule 14a-8(j), on behalf of Boeing, the undersigned hereby files six copies of this letter and the Proposal, which is attached to this letter as

Exhibit A. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

The Proposal

The Proposal relates to the annual election of directors and states, in relevant part:

> *Shareholders request that our Directors take the necessary steps so that each director is elected annually. (Does not affect the unexpired terms of directors.)*

Summary of Bases for Exclusion

We have advised Boeing that it properly may exclude portions of the Proposal from the 2004 Proxy Statement and form of proxy for the following reasons:

1. Portions of the Proposal are excludable under Rules 14a-8(i)(3)/14a-9 because they are materially false or misleading.

2. The Proposal's supporting statement is excludable under Rules 14a-8(i)(3)/ 14a-9 because it will require detailed and extensive editing in order to bring it into compliance with the proxy rules.

The reasons for our conclusions in this regard are more particularly described below.

Explanation of Bases for Exclusion

At the outset, we direct the Staff's attention to the fact that this Proposal is one of five submitted to the Company this year by John Chevedden. Mr. Chevedden, in his own right as a shareholder, has submitted a proposal requesting that the Company's Board of Directors (the "Board") amend the bylaws to provide that an independent director serve as Chairman of the Board. In addition, he has submitted four other proposals in his capacity as "proxy" for certain shareholders. These include:

1. A proposal requesting a shareholder vote on golden parachutes, "submitted by" Thomas Finnegan, with Mr. Chevedden as proxy;

2. A proposal recommending that the Company's Board declassify itself, "submitted by" Ray T. Chevedden, with Mr. Chevedden as proxy;

3. A proposal requesting shareholder approval of a Company poison pill, "submitted by" James Janopaul, with Mr. Chevedden as proxy; and

4. A proposal requesting a Board policy that directors and executive officers commit to hold a certain level of Company stock obtained through exercise of stock options, "submitted by" David Watt, with Mr. Chevedden as proxy.

A copy of each of these proposals is attached to this letter as **Exhibits B** through **E**.

We submit that Mr. Chevedden's attempts to submit multiple shareholder proposals, clearly authored and pursued through the shareholder proposal process by himself, under the aegis of "proxy" for other shareholders, constitute a clear abuse of the plain wording and intent of the Rule 14a-8. Given the nature and magnitude of the abuse of process considered here, we are asking the Staff to permit the Company to omit from its 2004 Proxy Statement the proposals submitted to the Company by Mr. Chevedden (other than the one he submitted in his own right as a shareholder). Our arguments in this regard are discussed in detail in our prior no-action letter requests submitted to the Commission during the 2003, 2002 and 2001 proxy seasons and are incorporated by reference into this letter. *See The Boeing Co.* (Feb. 26, 2003) (proposal regarding annual election of directors); *The Boeing Co.* (Feb. 26, 2003) (proposal regarding shareholder rights plans); *The Boeing Co.* (Feb. 18, 2003) (proposal regarding an independent board chairman); *The Boeing Co.* (Feb. 18, 2003) (proposal regarding shareholder approval for golden parachutes); *The Boeing Co.* (Feb. 18, 2003) (proposal regarding performance-based stock options); *The Boeing Co.* (Mar. 2, 2002); *The Boeing Co.* (Feb. 13, 2002); *The Boeing Co.* (Feb. 7, 2002); *The Boeing Co.* (Feb. 6, 2002); *The Boeing Co.* (Feb. 20, 2001); *The Boeing Co.* (Feb. 13, 2001); *The Boeing Co.* (Feb. 8, 2001); *The Boeing Co.* (Feb. 7, 2001).

Among other issues, Mr. Chevedden's purported submission of multiple proposals as "proxy" for other shareholders puts the Company in a difficult position in the matter of disclosing to its shareholders the identity of the true proposal proponents. Mr. Chevedden would have us name as the proposal proponents the shareholders for whom he acts as proxy. However, in view of his exclusive control over the drafting, negotiation, revision and no-action letter process incident to these proposals, we believe it would be false and misleading for the Company to name anyone but Mr. Chevedden as the proponent for each of the proposals. Were the Company to do otherwise, its proxy statement would misleadingly suggest that each of the proposals at issue here was submitted by a different individual, when in fact they were all submitted and written under Mr. Chevedden's direction and control.

We know of at least one instance where the Staff has granted relief in the manner the Company is requesting. *See TRW Inc.* (Jan. 24, 2001) ("*TRW*") (proposal excluded based on Proponent's solicitation of nominal proponent and fact that Proponent had drafted proposal). The relief granted in *TRW* was short-lived, however, because Mr. Chevedden now does not include the shareholder's telephone number, and often omits the shareholder's address, in any correspondence regarding the proposals in order to preclude the target company from contacting the shareholder so that it may develop a *TRW*-type no-action letter. Nevertheless, we believe that Mr. Chevedden's consistent and repeated abuse of the one proposal per proponent rule, Rule 14a-8(c), merits and provides a sufficient basis for the relief the Company is requesting. Accordingly, we ask that the Staff concur that the Company may omit the Proposal.

1. Portions of the Proposal are excludable under Rules 14a-8(i)(3)/14a-9 because they are materially false or misleading.

Portions of the Proposal are properly excludable under Rules 14a-8(i)(3)/14a-9 because they contain false or misleading statements, or inappropriately cast the Proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact.

Proxy Rule 14a-8(i)(3) permits a company to exclude portions of a shareholder proposal or supporting statement from its proxy statement if such portions are contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. This includes false or misleading statements, opinions stated as fact and undocumented assertions of fact. *See, e.g., Farmer Bros. Co.* (Nov. 28, 2003) (opinions stated as fact and undocumented assertions of fact); *Monsanto Co.* (Nov. 26, 2003) (false or misleading statements, opinions stated as fact and undocumented assertions of fact); *Sysco Corp.* (Aug. 12, 2003) (false or misleading statements and undocumented assertions of fact); *Kroger Co.* (Feb. 18, 2003) (false or misleading statements). The Proponent is well aware of the requirements of Rule 14a-8(i)(3). The Staff repeatedly directs the Proponent to delete or revise such statements in his shareholder proposals. *See, e.g., Monsanto Co.* (Nov. 26, 2003) (false or misleading statements, opinions stated as fact and undocumented assertions of fact); *AMR Corp.* (Apr. 4, 2003) (opinions stated as fact and undocumented assertions of fact); *The Home Depot, Inc.* (Mar. 31, 2003) (false or misleading statements and undocumented assertions of fact).

First, the **first three sentences of paragraph 2**, which state:

> *We as shareholders voted in support of this topic.*
>
> | *Year* | *Rate of Support* |
> |---|---|
> | *1999* | *51%* |
> | *2002* | *50.5%* |
> | *2003* | *56%* |
>
> *These percentages are based on yes and no votes cast. I believe this repeat level of shareholder support is more impressive than the raw percentages because this support followed our Directors' objections.*

are materially false and misleading because the statements misleadingly imply that all the Proponent's prior proposals passed, when, in fact, only the 2003 proposal passed in any legal sense. Under Delaware law, to which the Company is subject, a shareholder proposal is not passed unless it receives the affirmative vote of the majority of shares present in person or by proxy and entitled to vote at the meeting. *See Del. Gen. Corp. Law* § 216(2). As indicated in the Form 10-Q filed following the Company's annual meeting in each year indicated, shareholder proposals to elect directors annually received the following percentages of the shares present and entitled to vote: 2003 (55.12%); 2002 (49.48%); and 1999 (49.89%). We are not sure whether these are the "*raw percentages*" to which the Proponent refers. Only once, in 2003, has the Proponent's proposal passed under Delaware law. The Proponent's figures reflect the vote totals for the percentages of the votes for and against in these three years: 2003 (56.52%); 2002 (50.49%); and 1999 (51.01%). This method of calculation is contrary to Delaware law for the purpose of determining whether a proposal has passed. Describing the prior elections solely in terms of the "yes-no" count misstates the results, leading to confusion to the shareholders.

Earlier this year, the Staff directed the Proponent to delete a similarly misleading characterization of the vote received by his proposal from a proposal to the Company. *See The Boeing Co.* (Feb. 26, 2003) (instructing the Proponent to delete "our vote exceeded 50% at 2 annual meetings"). This is consistent with the Staff's directions to the Proponent on numerous other occasions regarding misleading references to the vote totals garnered by his proposals. *See Northrop Grumman Corp.* (Mar. 22, 2002); *Honeywell International, Inc.* (Oct. 26, 2001); *APW, Ltd.* (Oct. 17, 2001); *Alaska Air Group, Inc.* (Mar. 13, 2001). In our view, the Proponent has demonstrated a pattern of ignoring the Staff's prior directives on this point and by so doing has forced the Company and numerous other registrants to needlessly seek no-action relief. Accordingly, we ask that the Staff instruct the Proponent to delete these misleading statements entirely, without granting an opportunity for revision.

Second, the **last sentence of paragraph 2**, which states *"[a]dditionally our Directors had authorized their objections to go out in extra solicitations to shareholders beyond the usual proxy distribution,"* is properly excludable because it misleadingly implies unethical if not illegal actions on the part of the Company's Board. Any registrant may disseminate additional soliciting material subsequent to filing its definitive proxy statement, so long as it does so in accordance with Commission regulations concerning such additional solicitations. *See, e.g.*, Rules 14a-1(l), 14a-6(b). For its most recent annual meeting, the Company filed its definitive proxy statement on March 21, 2003. As is its right, the Company sent a letter regarding certain matters in its proxy statement to certain of its institutional shareholders. As required, the Company filed a copy of this letter with the Commission on April 16, 2003, thereby making the letter publicly available. The Proponent's characterization of this action as "beyond the usual proxy distribution" is inflammatory and misleading. In our view it is intended solely to create the erroneous impression that the Company's actions in this regard were improper. Moreover, the statement indirectly impugns the conduct and integrity of the members of the Board without factual foundation, a tactic clearly prohibited by Proxy Rule 14a-9 and the Staff's interpretations thereunder. *See, e.g., The Home Depot, Inc.* (Mar. 31, 2003) (instructing Mr. Chevedden to delete "Home Depot has been a dog among large-caps" based, in part, on the company's argument that the statement is misleading and inflammatory); *The Boeing Co.* (Feb. 26, 2003) (directing Mr. Chevedden to delete the statement that "[t]here is no evidence that our management located any of the numerous reports that support this shareholder proposal topic," among others, based, in part, on the company's argument that the statement was misleading, irrelevant and indirectly impugned the character of the board of directors). Accordingly, we ask that the Staff direct the Proponent to delete the statement from the Proposal.

Third, the **first two sentences of paragraph 3**, which state

> *Only 27% of Boeing shares outstanding supported our Directors' position on this topic in 2003. And during 2003 insiders owned 20% of our stock.*

are properly excludable because they are false and misleading. The vote total referenced was reported in the Company's report on Form 10-Q filed shortly after its 2003 annual meeting, the relevant portion of which is attached to this letter as **Exhibit F**. The double standard that Proponent employs here is striking. On the one hand, the Proponent notes that his proposals achieved 51%, 50.5% and 56% of the "yes and no votes cast" in 1999, 2002 and 2003, respectively. The Proponent omits to mention that his proposals received only 31.60%, 34.17% and 35.66% of the outstanding shares entitled to be cast on his proposals in 1999, 2002 and 2003, respectively. Yet, when referring to the vote favoring management's position in 2003, he mentions only the percentage of shares outstanding, rather than the percentage of "yes and no votes cast." The Proponent cannot have it both ways. If the Proponent chooses to represent the vote received in favor of his prior proposals by referencing only the percentage of yes and no votes cast, he should be directed to do the same when referencing the vote against his prior proposals and omit the reference to the percentage of outstanding shares voted against his prior proposals. In the alternative, the Proponent should be directed to state the percentages of outstanding shares voted in favor of his prior proposals as well as against. In our view, the disparate treatment is not only misleading but potentially confusing to shareholders.

In addition, the statement that *"insiders owned 20% of our stock"* is properly excludable because it is false. "Insiders" is a term open to many interpretations. In the generally accepted sense of the term, however, a company's insiders would be understood to refer to a company's directors and executive officers as a group. The Proponent's use of the term in this case is especially problematic because he does not define the term, but includes shareholders not typically understood to be insiders. As disclosed in the Beneficial Ownership table included in the Company's 2003 proxy statement, even on a fully diluted basis, the Company's insiders, i.e., its directors and executive officers, owned only 2.3% (18,457,459 shares) of the Company's outstanding stock as of the record date for the 2003 annual meeting.

The Proponent apparently is using "insider" to also refer to the two shareholders listed in the Security Ownership of More than Five Percent Shareholders table in the Company's 2003 proxy statement. As disclosed in a footnote to the table, one of these shareholders, State Street Bank and Trust Company ("State Street"), which held

11.7%, is the trustee for the Company's Voluntary Investment Plan (the "VIP"), a 401(k) retirement savings plan. As disclosed on page 2 of the proxy statement, State Street votes the shares in the VIP in accordance with the participants' instructions, with uninstructed shares voted in the same manner and proportion as the instructed shares. The other shareholder is Wachovia Corporation, which held 44,008,676, or 5.51%, of the outstanding shares. Of those shares, 40,416,876 are nonvoting shares held in trust for a Company benefit plan, the ShareValue Plan. Accordingly, the Proponent's attribution of insider ownership of 20% of the Company's stock is false and misleading to shareholders. The Proponent should be required to correct this statement to reflect the true insider percentage of 2.3%, or to delete the statement.

Fourth, the **first sentence of paragraph 4**—*"Since 1999 our Directors have not provided any management position evidence that Directors consulted with a corporate governance authority who supported this proposal topic"*—is properly excludable because it misleadingly implies that the Board is obligated to consult with proponents of the proposal and provide evidence of such consultation. Clearly, the Company's Board has no such obligation. The Proponent does not even identify a "corporate governance authority" with whom he thinks the Board should have consulted. More importantly, as stated in the Board's opposition statement in the Company's 2003 proxy statement, the Board considered and evaluated this proposal after being briefed on the proposal's historical, policy, economic and legal implications as recently as last year, a fact that the Proponent fails to mention.

Fifth, in **paragraph 6**, the Proponent includes the following, attributed to Seth Taube, Securities Litigation Department, McCarter & English: *"When something goes wrong at a company, Boards could face liability if they ignored a shareholder proposal that could have prevented the problem."* As an initial matter, the Proposal does not include an adequate citation whereby the Company or its shareholders can determine the accuracy or veracity of this statement. At a minimum, the Proponent should revise the Proposal to provide an accurate citation to a specific source for the statement. This request is consistent with the Staff's response to similar statements in other proposals submitted by the Proponent. *See The Boeing Co.* (Feb. 18, 2003) (instructing the Proponent to provide factual support in the form of a citation for information attributed to "McKinsey & Co. corporate governance survey"); *Weyerhaeuser Co.* (Jan. 21, 2003) (instructing the proponent to provide citation to a specific publication date for the proposal's reference to a "major series by the Seattle Times").

More importantly, however, we believe the statement should be deleted from the Proposal because it is entirely vague and speculative and therefore misleading. It is vague because the Proponent does not specify the "something" that could go wrong. It is speculative because the Proponent does not explain the basis on which the Board could be liable. The Proponent has inserted this statement in the Proposal to create the erroneous impression that the Board has a legal obligation to implement the Proposal.

Sixth, the **heading and the first sentence of paragraph 8**—*"Strong Investor Concern—Thirty-eight (38) shareholder proposals on this topic won an impressive 62% supporting vote in 2003."*—are properly excludable because they are undocumented assertions of fact not capable of verification by reference to the text of the Proposal itself. None of the investors constituting "strong investor concern" or any of the 38 companies that included the proposal in their proxy statements are identified, nor are the 38 different "approval rates" by which the Proponent deduces an average "supporting vote" of 62%. The statement is also misleading because it is incomplete. Taken together, the heading and statement that follows are designed to give shareholders the false impression that the Proponent enjoys wide backing of "investors" generally. Time and again, the Staff has directed that the Proponent's use of generalized declarations of support by "investors" or references to the proposals of other companies be amended to include references to specifically identify the investors or companies. *See General Motors Corp.* (Apr. 3, 2002); *Exxon Mobil Corp.* (Mar. 26, 2002); *Southwest Airlines Co.* (Mar. 21, 2002); *Sabre Holdings Corp.* (Mar. 18, 2002). Here, too, we note that previously this year, the Staff directed the Proponent to delete a nearly identical statement from his proposal to elect each director annually. *See The Boeing Co.* (Feb. 26, 2003) (instructing the Proponent to delete the statement that "Twenty-five (25) proposals on this topic won an overall 63% approval rate at major companies in 2002"). Again, we suggest that the Proponent is simply ignoring the Staff's prior directives on this point and by so doing has forced the Company to needlessly seek no-action relief. Accordingly, we ask that the Staff instruct the Proponent to delete these misleading statements entirely, without granting an opportunity for revision.

Seventh, the **references to the Council of Institutional Investors ("CII") policies and website in paragraphs 3, 8 and 12**:

- **[last sentence of paragraph 3]** *"The Council of Institutional Investors www.cii.org formally recommends that Directors act to adopt proposals which win a majority of votes cast."*
- **[second sentence of paragraph 8]** *"Annual election of each Director is a key policy of the Council of Institutional Investors."*
- **[paragraph 12]** *"Council of Institutional Investors Recommendation—The Council of Institutional Investors www.cii.org whose members have $2 trillion invested, called for annual election of each Director."*

are properly excludable because they omit material information and are misleading. These statements fail to disclose that CII's recommendations are *general* recommendations only and that, as such, they do not take into account the specifics regarding the Company, its governing instruments or the requirements of Delaware law.

The Proposal's repeated references to CII is juxtaposed with the assertion in the **last sentence of paragraph 8** that *"Institutional investors in general own 65% of our company's stock."* As an initial matter, it is unclear how the Proponent derived this number or as of which date it speaks. The Proposal includes no source for this statement. More importantly, however, these statements, taken together, are intended to establish a nexus, which is dubious at best, between the CII recommendations and the Company's institutional investors. The Proposal makes no attempt to demonstrate that any of the Company's institutional investors are members of CII and that they will in fact follow the CII recommendations. These references to CII and the **last sentence in paragraph 3** are intended to imply that the Company's institutional investors are members of CII and will follow CII's recommendations relative to annual election of directors. This is not only misleading, but also something the Proposal makes no attempt to substantiate.

Courts have found similar representations to be misleading under Rule 14a-9. For example, in *Lone Star Steakhouse & Saloon v. Adams*, 148 F. Supp. 1141 (D. Kan. 2001), the court, in the context of a contested election of directors, concluded that both (i) an overstatement of the percentage of shareholder support and (ii) a claim of support from an unspecified number of unidentified stockholders were materially misleading under Rule 14a-9; the court viewed those statements as intended to "generate a bandwagon effect on other shareholders" and that "if shareholders believe that a significant number of other investors support defendant, that belief will likely impact the decision of those investors with less time to research the claims of either existing management or the proxy contestants." Here, the juxtapositioning of these statements is intended to do nothing more than generate such a "bandwagon effect" for the Proposal.

We note that previously this year the Staff instructed the Proponent to delete similar statements from a proposal he submitted to the Company last year. In *The Boeing Co.* (Feb. 26, 2003), the Company received from the Proponent a shareholder proposal also concerning annual election of directors. That proposal included the following:

> *Annual election of each director is a [CII] www.cii.org core policy. Another CII policy is the adoption of shareholder proposals that win a majority of votes cast as this proposal topic did in 1999 and 2000. Institutional investors own 62% of Boeing stock.*

There, for the reasons restated here, the Company argued that the statements were properly excludable under Rules 14a-8(i)(3) and 14a-9. The Staff concurred and directed the Proponent to delete the statements. We note that the Proponent is simply ignoring the Staff's prior directives on this point and by so doing has forced the Company to needlessly seek no-action relief again. Accordingly, we ask that the Staff instruct the Proponent to delete these misleading statements entirely, without granting an opportunity for revision.

Eighth, the Proponent's reference to the website **www.cii.org** is properly excludable unless modified because it is misleading. The Staff has indicated that website addresses are not excludable from shareholder proposals per se, but excludable if a company can demonstrate that "information on the website may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules." *Staff Legal Bulletin No. 14* (July 13, 2001). We believe the Staff's prerequisites for exclusion of the website referenced in the Proposal are satisfied.

We note that the Staff has required Mr. Chevedden to revise references to websites to provide a citation to a specific source for the discussion referenced in the proposal he submitted to the Company and to other companies. *See The Home Depot, Inc.* (Mar. 31, 2003) (instructing Mr. Chevedden to revise the reference to www.cii.org to provide a citation to a specific source for the discussion referenced in the statement that "[t]he Council of Institutional Investors www.cii.org . . . called for shareholder approval of poison pills"); *Sabre Holdings Corp.* (Mar. 20, 2003) (directing Mr. Chevedden to revise the reference to www.cii.org to provide a citation to a specific source for the discussion referenced in the statement that "[t]he Council of Institutional Investors www.cii.org . . . called for shareholder approval of poison pills"); *FirstEnergy Corp.* (Mar. 10, 2003) (instructing Mr. Chevedden to revise the reference to www.cii.org to provide a citation to a specific source for the definition referenced in the statement that "[t]he Council of Institutional Investors www.cii.org . . . called for shareholder approval of poison pills"); *The Boeing Co.* (Feb. 26, 2003) (directing Mr. Chevedden to revise the reference to www.cii.org to provide a citation to a specific source for the discussion referenced in the statement that "[a]nnual election of each director is a Council of Institutional Investors www.cii.org core policy"); *Weyerhaeuser Co.* (Jan. 16, 2003) (directing Mr. Chevedden to revise the reference to www.cii.org to provide a citation to a specific source for the discussion referenced). Mr. Chevedden should do likewise in this case.

Ninth, **paragraph 9**, which states: *"Annual election of each director would also enable shareholders to vote annually on each member of our key Audit Committee"* is properly excludable because it is simply false. The Company's shareholders vote on directors generally. Pursuant to Article III of the Company's bylaws, the Board itself determines, in the exercise of its business judgment, which of its members will sit on the Board's audit committee. Adoption of the Proposal would not, as the Proponent suggests, change the procedure for selection of audit committee members.

Tenth, the following statement is properly excludable because it is irrelevant to the Proposal and directly and/or indirectly impugns the integrity of the Company's Board and management and directly and/or indirectly makes charges concerning improper conduct, without factual foundation:

- **[paragraph 9, second sentence]** *"This is particularly important after the $200 billion-plus total loss in combined market value at Enron, Tyco, WorldCom, Qwest and Global Crossing due in part to poor auditing."*

This statement is properly excludable because it is irrelevant to the Proposal. The issue for consideration in the Proposal is the annual election of directors. It is not audit committee membership or auditing. This statement is intended solely to raise suspicions among shareholders. The Proponent knows that the mere mention of these companies can effectively do so. Here, the Proponent is attempting to raise questions about the Company's audit committee and auditing practices—again topics that are irrelevant to the Proposal—in a manner that amounts to nothing more than guilt by association. The Proponent has not demonstrated a sufficient connection between the Proposal and the debacles at Enron, Tyco, Qwest, Global Crossings and Worldcom to justify such a statement. We recognize that this objection has been raised with the Staff previously in connection with similar statements and that the requested relief under 14a-8(i)(3) and 14a-9 was denied. *See Weyerhaeuser Co.* (Jan. 15, 2003). We respectfully request that the Staff reconsider its position in this regard given the inherently inflammatory nature of the statement.

With respect to the challenged statements noted above, we acknowledge that when the Proponent submitted the Proposal he included a list of references outside the text of the Proposal. *See* **Exhibit A**. These references are not only incomplete, hence this request for no-action relief, but were not included in the text of the Proposal. Thus, shareholders have no way of determining for themselves the accuracy and veracity of the statements in the Proposal. For example, the Proponent referenced Yahoo! Finance, Quotes and Info and *IRRC Corporate Governance Bulletin*, June—Sept. 2003, but did not indicate which statements in the Proposal these sources of information are intended to support, nor did he indicate what information available on Yahoo! Finance or the *IRRC Corporate Governance Bulletin* he was referring to. The Proponent also referenced CII Corporate Governance Policies, but does not include them in the text of the Proposal so that shareholders may themselves have the benefit of these citations. In our view, the Proponent should specifically identify or provide factual support in the form of a citation to a specific source for each of the foregoing statements *in the text* of the Proposal. The Proponent should provide full and accurate citations, including the title and author of the article quoted, so that shareholders can more easily access the information. Otherwise the statements should be deleted altogether. This request is consistent with the Staff's response to similar statements in proposals submitted to the Company and other companies. *See FirstEnergy Corp.* (Mar. 10, 2003) (directing the Proponent to provide citation to a specific publication date for a reference to "BUSINESS WEEK's inaugural ranking of the best and worst boards in 1996"); *The Boeing Co.* (Feb. 18, 2003) (directing the Proponent to provide factual support in the form of a citation when the proposal merely cited to "McKinsey & Co. corporate governance survey"); *Weyerhaeuser Co.* (Jan. 21, 2003) (instructing the proponent to provide citation to a specific publication date for the proposal's reference to a "major series by the Seattle Times").

For the foregoing reasons, we believe these portions of the Proposal are properly excludable from the 2004 Proxy Statement.

2. The entire supporting statement is excludable under Rules 14a-8(i)(3)/14a-9 because it will require detailed and extensive editing in order to bring it into compliance with the proxy rules.

We submit that the Proposal's entire supporting statement is properly excludable under Rules 14a-8(i)(3)/14a-9 because extensive editing is required to bring it into compliance with the proxy rules.

As noted in Section 1 above, virtually every paragraph and sentence of the supporting statement contains false or misleading statements that will require extensive editing to bring the supporting statement into compliance with the proxy rules. The Company therefore requests that the Staff confirm that it will not recommend enforcement action should the Company omit the supporting statement in its entirety pursuant to Rules 14a-8(i)(3)/14a-9.

We understand that the Staff may permit a proponent to revise a proposal or supporting statement under Rule 14a-8(i)(3) and to revise or delete specific statements "that may be materially false or misleading or irrelevant to the subject matter of the proposal." *Staff Legal Bulletin No. 14* (July 13, 2001). However, the Staff has also recently confirmed that in instances where a proposal requires "detailed and extensive editing in order to bring [it] into compliance with the proxy rules" it may be appropriate "to exclude the entire proposal, supporting statement, or both, as materially false or misleading." *Staff Legal Bulletin No. 14* (July 13, 2001). We submit that the Proposal's supporting statement would require extensive editing to bring it into compliance with the proxy rules and is therefore properly excludable in its entirety on this basis alone.

In addition, we submit that there is an additional basis on which to grant the Company's request to delete the Proposal's supporting statement in its entirety. As noted throughout the preceding section, the Company has also successfully challenged many of the statements noted in Section 1 above (similar variations thereof) in prior years. On numerous previous occasions, the Staff has specifically directed the Proponent to delete, revise or provide support for many of these statements. It is apparent that the Proponent is simply ignoring the Staff's instructions from year to year and doing so at the expense of the Company, its shareholders and the Staff. The effort expended by the Company and the Staff in responding to these same issues year after year represents an enormous financial and time commitment. This continued disregard for the Staff's directions should not be permitted. In our view, permitting the Company to omit the Proposal's supporting statement in its entirety would be an appropriate response to the Proponent's behavior.

* * * * *

For the foregoing reasons, we believe that the Proposal's supporting statement or at least portions thereof may be omitted from the 2004 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal's supporting statement or portions thereof are excluded.

Boeing anticipates that its definitive 2004 Proxy Statement and form of proxy will be finalized for filing and printing on or about March 22, 2004. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 359-8447.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,



J. Sue Morgan

JSM:reh
Enclosures

cc: John Chevedden
Mark R. Pacioni, Assistant Corporate Secretary and Counsel, The Boeing Company

Exhibit A

3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the necessary steps so that each director is elected annually. (Does not affect the unexpired terms of directors.)

We as shareholders voted in support of this topic.

Year	Rate of Support
1999	51%
2002	50.5%
2003	56%

These percentages are based on yes and no votes cast. I believe this repeat level of shareholder support is more impressive than the raw percentages because this support followed our Directors' objections. Additionally our Directors had authorized their objections to go out in extra solicitations to shareholders beyond the usual proxy distribution.

Only 27% of Boeing shares outstanding supported our Directors' position on this topic in 2003. And during 2003 insiders owned 20% of our stock. The Council of Institutional Investors www.cii.org formally recommends that Directors act to adopt proposals which win a majority of votes cast.

Since 1999 our Directors have not provided any management position evidence that Directors consulted with a corporate governance authority who supported this proposal topic. I believe our directors have an obligation to give equal consideration to both sides of this key issue.

I can only question how our Directors analyzed this proposal topic. I believe our directors have done a disservice to their shareholders, employees and customers by committing themselves to the status quo in corporate governance on this key issue.

When something goes wrong at a company, Boards could face liability if they ignored a shareholder proposal that could have prevented the problem.

Source: Seth Taube, Securities Litigation Department, McCarter & English

Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 submitted this proposal.

Strong Investor Concern

Thirty-eight (38) shareholder proposals on this topic achieved an impressive 62% average supporting vote in 2003. Annual election of each Director is a key policy of the Council of Institutional Investors. Institutional investors in general own 65% of our company's stock.

I believe that annual election of each Director is an avenue to express to each Director our concern about our current stock price – compared to its $69 price in 2001.

Annual election of each director would also enable shareholders to vote annually on each member of our key Audit Committee. This is particularly important after the $200 billion-plus total loss in combined market value at Enron, Tyco, WorldCom, Qwest and Global Crossing due in part to poor auditing.

I believe it is unfounded the concern expressed by some that the annual election of each director could leave companies without experienced directors. In the unlikely event that shareholders vote to replace all directors, such a decision would express dissatisfaction with the incumbent Directors and would reflect the need for change.

Council of Institutional Investors Recommendation
The Council of Institutional Investors www.cii.org, whose members have $2 trillion invested, called for annual election of each Director.

Elect Each Director Annually
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
Shareholder proposals still get no respect, TSC, May 12, 2003
Yahoo! Finance, Quotes and Info
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002

Please advise within 14 days if the company is unable to locate these or other references and specify the particular item(s).

Exhibit B

Thomas Finnegan
8152 S.E. Ketchum Road
Olalla, WA 98359

Mr. Philip Condit
Chairman
Boeing Company (BA)
100 N. Riverside
Chicago, IL 60606

Dear Mr. Condit,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and-or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,



10/27/03

cc: James C. Johnson
Corporate Secretary

5 – Shareholder Input regarding Golden Parachutes

RESOLVED: Shareholders request that our Board of Directors seek shareholder approval for future golden parachutes for senior executives. This applies to benefits exceeding 200% of the sum of the executive's base salary plus bonus. Future golden parachutes include agreements renewing, modifying or extending existing severance agreements or employment agreements with golden parachute or severance provisions.

This includes that golden parachutes not be given for a change in control or merger which is approved but not completed. Or for executives who transfer to the successor company. This proposal would include to the fullest extent each golden parachute that our Board has or will have the power to grant or modify.

Because it may not always be practical to obtain prior shareholder approval, our company would have the flexibility under this proposal of seeking approval after the material terms of a golden parachute were agreed upon.

Thomas Finnegan, 8152 S.E. Ketchum Road, Olalla, Washington 98359 submitted this proposal.

In the view of certain institutional investors ...

Golden parachutes have the potential to:

1) Create the wrong incentives
2) Reward mis-management

A change in control can be more likely if our executives do not maximize shareholder value. Golden parachutes can allow our executives to walk away with millions even if shareholder value languishes during their tenure.

54% Shareholder Support

The 17 shareholder proposals voted on this topic in 2003 achieved an impressive 54% average supporting vote.

The potential magnitude of golden parachutes for executives was highlighted in the failed merger of Sprint (FON) with MCI WorldCom. Investor and media attention focused on the estimated $400 million payout to Sprint Chairman William Esrey. Almost $400 million would have come from the exercise of stock options that vested when the deal was approved by Sprint's shareholders.

Another example of questionable golden parachutes is the $150 million parachute payment to Northrop Grumman executives after the merger with Lockheed Martin fell apart.

Independent Support for Shareholder Input on Golden Parachutes

Institutional investors recommend companies seek shareholder approval for golden parachutes. For instance the California Public Employees Retirement System (CalPERS) said, "shareholder proposals requesting submission of golden parachutes to shareholder vote will always be supported." Also, the Council of Institutional Investors www.cii.org supports shareholder approval if the golden parachute exceeds 200% of a senior executive's annual base salary.

Shareholder Input regarding Golden Parachutes
YES ON 5

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "5" above) based on the chronological order in which proposals are submitted.

References:
CalPERS Domestic Proxy Voting Guidelines, 4500 Golden Parachutes at
http://www.calpers-governance.org/principles/domestic/voting/page11.asp
Northrop to take $180 million merger charge, Wall Street Journal, March 26, 1998
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if there are any references the company is unable to locate and please list the specific items.

Exhibit C

Ray T. Chevedden
5965 S. Citrus Ave.
Los Angeles, CA 90043

Mr. Philip Condit
Chairman
Boeing Company (BA)
100 N. Riverside
Chicago, IL 60606

Dear Mr. Condit,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and-or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

> 2215 Nelson Ave., No. 205
> Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Ray T. Chevedden 10-26-03

cc: James C. Johnson
Corporate Secretary

3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the necessary steps so that each director is elected annually. (Does not affect the unexpired terms of directors.)

We as shareholders voted in support of this topic.

Year	Rate of Support
1999	51%
2002	50.5%
2003	56%

These percentages are based on yes and no votes cast. I believe this repeat level of shareholder support is more impressive than the raw percentages because this support followed our Directors' objections. Additionally our Directors had authorized their objections to go out in extra solicitations to shareholders beyond the usual proxy distribution.

Only 27% of Boeing shares outstanding supported our Directors' position on this topic in 2003. And during 2003 insiders owned 20% of our stock. The Council of Institutional Investors www.cii.org formally recommends that Directors act to adopt proposals which win a majority of votes cast.

Since 1999 our Directors have not provided any management position evidence that Directors consulted with a corporate governance authority who supported this proposal topic. I believe our directors have an obligation to give equal consideration to both sides of this key issue.

I can only question how our Directors analyzed this proposal topic. I believe our directors have done a disservice to their shareholders, employees and customers by committing themselves to the status quo in corporate governance on this key issue.

When something goes wrong at a company, Boards could face liability if they ignored a shareholder proposal that could have prevented the problem.

Source: Seth Taube, Securities Litigation Department, McCarter & English

Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 submitted this proposal.

Strong Investor Concern

Thirty-eight (38) shareholder proposals on this topic achieved an impressive 62% average supporting vote in 2003. Annual election of each Director is a key policy of the Council of Institutional Investors. Institutional investors in general own 65% of our company's stock.

I believe that annual election of each Director is an avenue to express to each Director our concern about our current stock price – compared to its $69 price in 2001.

Annual election of each director would also enable shareholders to vote annually on each member of our key Audit Committee. This is particularly important after the $200 billion-plus total loss in combined market value at Enron, Tyco, WorldCom, Qwest and Global Crossing due in part to poor auditing.

I believe it is unfounded the concern expressed by some that the annual election of each director could leave companies without experienced directors. In the unlikely event that shareholders vote to replace all directors, such a decision would express dissatisfaction with the incumbent Directors and would reflect the need for change.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, whose members have $2 trillion invested, called for annual election of each Director.

Elect Each Director Annually
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:

Shareholder proposals still get no respect, TSC, May 12, 2003
Yahoo! Finance, Quotes and Info
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002

Please advise within 14 days if the company is unable to locate these or other references and specify the particular item(s).

Exhibit D

James Janopaul
1255 N, Buchanan Street
Arlington, VA 22205

Mr. Philip Condit
Chairman
Boeing Company (BA)
100 N. Riverside
Chicago, IL 60606

Dear Mr. Condit,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and-or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

James Janopaul - Oct 20/03
[Signature] [Date]

cc: James C. Johnson
Corporate Secretary

The attached proposal is submitted consistent with the above letter.
Sincerely,
John Chevedden November 19, 2003

3 – Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item as soon as may be practical. Also once this proposal is adopted, any material change or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder ballot.

We as shareholders voted in support of this topic:

Year	Rate of Support
2002	50.6%
2003	50.7%

These percentages are based on yes and no votes cast. I believe this repeated level of shareholder support is more impressive than the raw percentages because this support followed our Directors' objections. The 49%-vote favoring management's objections equals only 31% of Boeing shares outstanding and insiders own 20% of our stock. The Council of Institutional Investors www.cii.org formally recommends shareholder approval of poison pills and adoption of proposals which achieve a majority of votes cast. Institutional investors in general own 65% of our stock.

I do not see how our Directors could object to this proposal because it gives our Directors the flexibility to ignore our shareholder votes if our Directors seriously believe they have a good reason.

James Janopaul, 1255 Buchanan Street, Arlington, Virginia 22205 submitted this proposal.

Poison Pill Negative

The key negative of poison pills is that pills can preserve management deadwood.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.

Source: *Wall Street Journal*, Feb. 24, 2003

Diluted Stock

An anti-democratic management scheme [poison pill] to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

Like a Dictator

Poison pills are like a dictator who says, "Give up more of your freedom and I'll take care of you.

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

I believe our Directors took a step in the right direction their Oct. 2003 statement that the Board intends to submit any poison pill to a vote of shareholders. However the Council of Institutional Investors was dissatisfied with the "huge loophole" in the type of policy that our Directors issued. This proposal is intended to enhance shareholder rights beyond our Directors' statement by providing for a shareholder vote any time a poison pill is adopted and a shareholder vote if this policy is materially changed or discontinued.

Director Confidence in Our Management

I believe that, by our Directors taking the steps to adopt this proposal, our Directors will signal their confidence that our management – subject to their oversight – will be the best management to enhance shareholder value.

Shareholder Input on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002

Exhibit E

David Watt
23401 N.E. Union Hill Road
Redmond, WA 98053

Mr. Philip Condit
Chairman
Boeing Company (BA)
100 N. Riverside
Chicago, IL 60606

Dear Mr. Condit,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and-or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

David R. Watt   10-30-03

cc: James C. Johnson
Corporate Secretary

4 – Retention of Stock Obtained through Options

RESOLVED: Shareholder request that our board of directors adopt a policy for senior executives and directors to commit to hold throughout their tenure at least 75% of all Boeing shares that they obtain by exercising stock options. This would include each option plan that our Board has the power to modify accordingly.

David Watt, 23401 N.E. Union Hill Road, Redmond, Washington 98503 submitted this proposal.

Since the accounting scandals at Enron, Worldcom and other companies, the role of stock options in executive compensation has become more controversial. Stock options can provide incentives to senior executives which conflict with the interests of stockholders. Stock option grants promise executives all the gain of stock price increases yet none of the risk of stock price declines. For this reason, stock options can encourage actions to boost short-term performance. Unlike direct stock holdings, stock options can also discourage executives from increasing dividends because option holders are not entitled to dividends.

I believe that this proposal is more important to our company than to some other companies because our company does not require that our directors own any minimum amount of stock.

This resolution proposes to align director and executive interests with those of shareholders by asking our directors and executives to commit that they will hold at least 75% of all Boeing stock that they obtain by exercising options for as long as they remain directors or executives. This policy seeks to decouple executive and director compensation from short-term price movements. This is designed to encourage greater emphasis on longer-term gains while giving directors and executive flexibility by enabling them to sell 25% of their holdings at will.

I believe that adopting this policy would be a good way of assuring shareholders that our directors and senior executives are committed to long-term growth of the Company and not merely short-term gains.

I urge you to vote FOR this resolution.

Retention of Stock Obtained through Options
Yes on 4

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

Exhibit F

6. A shareholder proposal requesting the Board to adopt annual election of all directors.

	Number of Votes	% of Eligible Votes	% of Votes Present	% of Votes For or Against
For	285,304,767	35.66	55.12	56.52
Against	219,407,547	27.42	42.38	43.47
Abstain	12,883,150	1.61	2.48	
Broker non-votes	153,661,596	19.20		

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

January 10, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Response to Perkins Coie LLP No Action Request
The Boeing Company (BA)
Ray T. Chevedden

Ladies and Gentlemen:

In response to the company no action request, the numbers preceding the brackets below correspond to the pages of the company letter.

3] The company cites a TRW case that is not similar to this case in the key determining facts. The company fails to provide any scrap of evidence to hypothesize any similarity in the key TRW determining facts compared to any proposals to Boeing.

5] The percentages 51%, 50.5% and 56% are explicitly "based on yes and no votes cast" as the proposal states." Contrary to the company argument the word "passed" is not contained in the entire proposal. Again the company adds words to a proposal. The company does not address why its repeated emphasis on shareholders "determining for themselves" would argue for excluding such empirical information. The company does not provide a credible reason to keep its shareholders in the dark on one important empirical means to evaluate the results of a shareholder election.

The company fails to state whether The Boeing Company (Feb. 26, 2003) had the key parallel text, "based on yes and no votes cast."

6] The company does not explain the steps in its name-calling process to establish 1) "misleadingly" 2) "implies" 3) "unethical" 4) "illegal" 5) "inflammatory" 6) "impugns." These words purported apply to one sentence: "Additionally, our Directors had authorized their objections to go out in extra solicitations to shareholders beyond the usual proxy distribution." The company further "bolsters" its claim with the subjective "in our view …." Moreover the company failed to make any factual challenge to this one sentence that it pummeled 6-times.

The company seems to conclude with saying that if its claim does not necessarily stand on its own it should ride the coattails of proposal text from last year.

7] Respected proxy reporting services such as Georgeson and Investor Responsibility Research Center report voting results using more than one method. They have not been sanctioned for doing so. Yet the company promotes the sanctioning of its own shareholders who use this established practice.

The Maytag Corporation (MYG) 2002 definitive proxy establishes that companies use more than one method of reporting the voting results. This text appeared on page 19 of the 2002 Maytag definitive proxy:
"The 1999 proposal [for annual election of each director] was adopted by an affirmative vote of 51.9% of the shares voting, *representing only 38.1% of all shares outstanding of Maytag*." (Emphasis added)

Management uses 3 methods to report percentage – wants shareholders restricted to one
The company makes no commitment that it will apply the restriction in its management position statement that it is trying to impose on shareholders. In fact the company used **three** percentage methods in its management position statement in response to this very proposal topic in its 2003 proxy.

The company commits the fallacy of part for the whole. This is another fallacy that taints the overall credibility of the company letter. The "directors and executive officers" are but a part of the company's insiders. The attached "Key Statistics for BOEING CO - Yahoo! Finance" is independent evidence of the 20% insider holdings in 2003. The URL is http://finance.yahoo.com/q/ks?s=BA.

The company makes the inscrutable claim that since the company can explain the voting methods for certain insider-shares, that somehow this explanation transforms the shares into non-insider shares or something in between.

8] The company claims that a factual statement regarding the Directors must be interpreted as a statement that they were "obligated" to do otherwise. The company does not explain why it is critical to keep shareholder in the dark on the company response to this proposal topic. The company management position statement said the directors were briefed by a nameless party on the various "implications" of the proposal. This seems to be an implicit admission that the directors did not consult with "a corporate governance authority who supported this proposal topic."

The quote of Seth Taube is from, "Shareholders Proposals Still Get No Respect, The Street.com, May 12, 2003.

9] "Thirty-eight (38) shareholder proposals on this topic won an impressive 62%suporting vote in 2003," is supported by the IRRC Corporate Governance Bulletin, June – Sept. 2003 reference submitted with the proposal. The 38 proposals are listed in the reference. In Alaska Air Group (March 31, 2003) the text, "Twenty-five (25) proposals on this topic won an overall 63%approval rate at major companies in 2002" was specifically held not excludable.

Furthermore the company made no factual challenge to this one sentence.

10] The company does not cite even one of the "specifics" that it suggests would make the company's corporate governance so unusual that a Council of Institutional Investors recommendation would not apply. The company does not name one company which has been found to be an exception to a Council recommendation. The company does not claim that stating a Council policy applies to *all* companies would be incorrect.

"Institutional investors in general" is a clear distinction from the "Council of Institutional Investors." The company does not cite any case where this distinction resulted in excluded text. The company has no dispute with the 65% figure.

The company fails to quote any text that was purported misleading in Lone Star Steakhouse. Thus no comparison to this proposal can be made.

11] The company is well aware that the Council of Institutional Investors position on annual election of each director is supported by the Council of Institutional Investors Corporate Governance Policies reference provided in the proposal. The company is also well aware that accessing a website is the easiest way for those who hold a majority of company stock to access information. This is particularly the case with tools such as "Command: Find."

The company implicitly admits that "Institutional investors in general" is a greater distinction than the text in the company-cited 2003 proposal.

12] There is simply nothing incorrect about the statement: "Annual election of each directors would also enable shareholders to vote annually on each member of our key Audit Committee." The company does not explain how it draws its far-out claim that this purportedly means "the procedure for selection of audit committee members" will "change." With annual election of each director, shareholders will be able to vote annually on all the directors. These directors will then be the candidates from which the company will select the audit committee members.

Since shareholders vote on the directors and directors sit on the audit committee, the method of electing directors is relevant to the audit committee.

The company has no factual challenge to the quote on poor auditing. The company does not explain why it is critical for shareholders to be kept in the dark about an increased opportunity to vote on potentially under-performing audit committee members if this proposal is adopted. Also the company does not explain why it is critical to reduce shareholder awareness about the importance of good auditing by squelching examples of poor auditing.

13] **No action request purportedly due exclusively to "incomplete" references**
With a multitude of confusing company complaints and arguments it is difficult to determine any one omitted reference item that makes the reference list "incomplete." It is clear that the company did not pick up the telephone to ask that a single reference item be provided or clarified in spite of an explicit invitation. However the company claims the references are "incomplete, hence this request for no-action relief…" – no other reason given.

14] With outside-the-company produced sentence after sentence of contrived and rebutted company objections added to no support or thin support for many objections, the company may be subject to this criticism:

Martin Dunn, Deputy Director, Securities and Exchange Commission said, "Related to taking too much time are companies that take issue with sentence after sentence, almost as though they're proving their case by arguing about every sentence. And that takes us a great deal of time, because we take every one of these and go through it. We consider every sentence in the context of the argument that's made and the substance of it."

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request on each point.

Sincerely,

____

John Chevedden
Boeing Company shareholder

cc:
Ray T. Chevedden
Harry Stonecipher



Quotes & Info

Enter Symbol(s): e.g. YHOO, ^DJI GO Symbol Lookup | Finance Search

The Boeing Co (BA)

On Jan 6: **41.93** ↓0.14 (0.33%) Reuters

Key Statistics

Get **Key Statistics** for: GO

Data provided by Multex, except where noted.

VALUATION MEASURES

Market Cap (intraday):	33.55B
Enterprise Value (7-Jan-04)3:	46.80B
Trailing P/E (ttm):	202.56
Forward P/E (fye 31-Dec-04)1:	22.74
PEG Ratio (5 yr expected)1:	4.38
Price/Sales (ttm):	0.66
Price/Book (mrq):	4.58
Enterprise Value/Revenue (ttm)3:	0.92
Enterprise Value/EBITDA (ttm)3:	19.02

FINANCIAL HIGHLIGHTS

Fiscal Year	
Fiscal Year Ends:	31-Dec
Most Recent Quarter (mrq):	30-Sep-03
Profitability	
Profit Margin (ttm):	0.34%
Operating Margin (ttm):	1.74%
Management Effectiveness	
Return on Assets (ttm):	0.34%
Return on Equity (ttm):	2.19%
Income Statement	
Revenue (ttm):	54.07B
Revenue Per Share (ttm):	63.456
Revenue Growth (lfy)3:	-7.10%
Gross Profit (ttm)2:	8.57B
EBITDA (ttm):	2.46B
Net Income Avl to Common (ttm):	176.00M
Diluted EPS (ttm):	0.207
Earnings Growth (lfy)3:	-82.60%
Balance Sheet	
Total Cash (mrq):	1.73B
Total Cash Per Share (mrq):	2.17
Total Debt (mrq)2:	14.87B
Total Debt/Equity (mrq):	2.023

TRADING INFORMATION

Stock Price History	
Beta:	0.704
52-Week Change:	23.26%
52-Week Change (relative to S&P500):	2.04%
52-Week High (30-Dec-03):	43.37
52-Week Low (12-Mar-03):	24.73
50-Day Moving Average:	39.15
200-Day Moving Average:	34.16
Share Statistics	
Average Volume (3 month):	3,075,090
Average Volume (10 day):	2,917,000
Shares Outstanding:	800.22M
Float:	640.20M
% Held by Insiders:	20.00%
% Held by Institutions:	65.18%
Shares Short (as of 8-Dec-03):	9.24M
Daily Volume (as of 8-Dec-03):	N/A
Short Ratio (as of 8-Dec-03):	2.532
Short % of Float (as of 8-Dec-03):	1.44%
Shares Short (prior month):	8.61M
Dividends & Splits	
Annual Dividend:	0.68
Dividend Yield:	1.62%
Dividend Date:	5-Mar-04
Ex-Dividend Date:	11-Feb-04
Last Split Factor (new per old)2:	2:1
Last Split Date:	09-Jun-97

3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the necessary steps so that each director is elected annually. (Does not affect the unexpired terms of directors.)

We as shareholders voted in support of this topic.

Year	Rate of Support
1999	51%
2002	50.5%
2003	56%

These percentages are based on yes and no votes cast. I believe this repeat level of shareholder support is more impressive than the raw percentages because this support followed our Directors' objections. Additionally our Directors had authorized their objections to go out in extra solicitations to shareholders beyond the usual proxy distribution.

Only 27% of Boeing shares outstanding supported our Directors' position on this topic in 2003. And during 2003 insiders owned 20% of our stock. The Council of Institutional Investors www.cii.org formally recommends that Directors act to adopt proposals which win a majority of votes cast.

Since 1999 our Directors have not provided any management position evidence that Directors consulted with a corporate governance authority who supported this proposal topic. I believe our directors have an obligation to give equal consideration to both sides of this key issue.

I can only question how our Directors analyzed this proposal topic. I believe our directors have done a disservice to their shareholders, employees and customers by committing themselves to the status quo in corporate governance on this key issue.

When something goes wrong at a company, Boards could face liability if they ignored a shareholder proposal that could have prevented the problem.
Source: Seth Taube, Securities Litigation Department, McCarter & English

Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 submitted this proposal.

Strong Investor Concern

Thirty-eight (38) shareholder proposals on this topic achieved an impressive 62% average supporting vote in 2003. Annual election of each Director is a key policy of the Council of Institutional Investors. Institutional investors in general own 65% of our company's stock.

I believe that annual election of each Director is an avenue to express to each Director our concern about our current stock price – compared to its $69 price in 2001.

Annual election of each director would also enable shareholders to vote annually on each member of our key Audit Committee. This is particularly important after the $200 billion-plus total loss in combined market value at Enron, Tyco, WorldCom, Qwest and Global Crossing due in part to poor auditing.

.I believe it is unfounded the concern expressed by some that the annual election of each director could leave companies without experienced directors. In the unlikely event that shareholders vote to replace all directors, such a decision would express dissatisfaction with the incumbent Directors and would reflect the need for change.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, whose members have $2 trillion invested, called for annual election of each Director.

Elect Each Director Annually
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
Shareholder proposals still get no respect, TSC, May 12, 2003
Yahoo! Finance, Quotes and Info
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002

Please advise within 14 days if the company is unable to locate these or other references and specify the particular item(s).

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 11, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 23, 2003

The proposal requests that the entire board of directors be elected annually.

We are unable to concur in your view that Boeing may exclude the proposal under rule 14a-8(c). Accordingly, we do not believe that Boeing may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Boeing may exclude the entire proposal under rule 14a-8(i)(3). There appears, however to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- delete the discussion that begins "Only 27% of Boeing shares outstanding . . ." and ends ". . . owned 20% of our stock."

- Revise the sentence that begins "The Council of Institutional . . ." and ends ". . . majority of votes cast" to make clear that the Council of Institutional Investors' recommendation relates to proposals generally and not this specific proposal and to revise the reference to www.cii.org to provide a citation to a specific source for the discussion referenced;

- provide a citation to a specific source for the statement attributed to Seth Taube;

- provide a citation to a specific source for the discussion that begins "Strong Investor Concern . . ." and ends ". . . 62% supporting vote in 2003";

- provide a citation to a specific source for the discussion that begins "Annual election of each . . ." and ends ". . . Council of Institutional Investors";

- delete the sentence "Institutional Investors in general own 65% of our company's stock"; and

- Revise the discussion that begins "Council of Institutional Investors Recommendation . . ." and ends ". . . election of each Director" to make clear that the Council of Institutional Investors' recommendation relates to proposals generally and not this specific proposal and to revise the reference to www.cii.org to provide a citation to a specific source for the discussion referenced.

Accordingly, unless the proponent provides Boeing with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Boeing omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Song P. Brandon
Attorney-Advisor